FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending October 2, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 September 2006, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2006 to 30 September 2006 as listed below.

Non Executive Director        Ordinary Shares        American Depository Shares
                                                              (ADS)

Sir Christopher Gent               1,755.62
Mr Lawrence Culp                                             678.66
Sir Crispin Davis                  1,053.37
Sir Deryck Maughan                                           678.66
Dr Daniel Podolsky                                           254.50
Sir Ian Prosser                    790.03
Dr Ronaldo Schmitz                 632.02
Mr Tom de Swaan                    263.34
Sir Robert Wilson                  351.12


The Company and the directors were informed of these allocations on 2 October 2006.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).

S M Bicknell
Company Secretary

2 October 2006






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 2, 2006                                         By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc